As filed with the Securities and Exchange Commission on December 8, 2000
                                           Registration Statement No. 333-

==============================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           ------------------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                           ------------------------

                           LASALLE HOTEL PROPERTIES
          (Exact name of each registrant as specified in its charter)

            Maryland                                 36-4219376
(State or other jurisdiction of        (I.R.S. employer identification number)
 incorporation or organization)

                           ------------------------

                        4800 Montgomery Lane, Suite M25
                           Bethesda, Maryland 20814
                                (301) 941-1500
   (Address, including zip code, and telephone number, including area code, of each registrant's principal executive office)

                           ------------------------

                                 Jon E. Bortz
                     President and Chief Executive Officer
                           LaSalle Hotel Properties
                        4800 Montgomery Lane, Suite M25
                           Bethesda, Maryland 20814
                                (301) 941-1500
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                           ------------------------

                                   Copy to:
                            Michael F. Taylor, Esq.
                               Brown & Wood LLP
                             555 California Street
                        San Francisco, California 94104

                           ------------------------

     Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.|_|

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.|X|

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.|_|

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.|_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.|X|

                           ------------------------

                        CALCULATION OF REGISTRATION FEE



====================================== =================== ======================== ======================= =====================
                                          Amount to be        Proposed Maximum         Proposed Maximum
          Title of Class of                Registered        Aggregate Price per      Aggregate Offering         Amount of
     Securities to be Registered                                  Share(1)                Price (1)         Registration Fee(2)
-------------------------------------- ------------------- ------------------------ ----------------------- ---------------------
Common Shares of Beneficial
Interest, $.01 par value per
share(2) ............................       300,000          $14.75                   $4,425,000            $1,169
====================================== =================== ======================== ======================= =====================


(1) Estimated solely for purposes of calculating the registration fee.
(2) Pursuant to Rule 457(c) of the rules and regulations under the Securities Act of 1933, as amended, the registration fee is calculated based on the average of the high and low sale prices of LaSalle Hotel Properties common stock on the New York Stock Exchange for December 6, 2000

                           ------------------------

     The Registrant hereby amends this registration statement on the date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on the date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

==============================================================================



     The information contained in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration state becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



                            SUBJECT TO COMPLETION,
                PRELIMINARY PROSPECTUS DATED DECEMBER 8, 2000

PROSPECTUS

                                300,000 Shares
                           LASALLE HOTEL PROPERTIES
                     Common Shares of Beneficial Interest

                                --------------


     This prospectus relates to 300,000 common shares of beneficial interest, which may be offered from time to time by the selling shareholder named in this prospectus. The registration of the common shares does not necessarily mean that any of the shares will be offered or sold by the selling shareholder. The selling shareholder will receive all the net proceeds from the sale of the common shares and will pay all underwriting discounts and selling commissions, if any, applicable to any such sale. We will receive no proceeds from any sales of the shares, but will incur expenses in connection with the offering. See "Selling Shareholder" and "Plan of Distribution."

     Our common stock is listed on the New York Stock Exchange under the Symbol "LHO."

     The selling shareholder from time to time may offer and sell the shares held by them directly or through agents or broker-dealers on terms to be determined at the time of sale. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in the section of this prospectus entitled "Plan of Distribution" or in an accompanying prospectus supplement. The selling shareholder reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the shares to be made directly or through agents.

     The terms of the securities may include limitations on ownership and restrictions on transfer thereof as may be appropriate to preserve our status as a real estate investment trust for United States federal income tax purposes.

     See "Risk Factors" beginning on page 4 of this prospectus for a description of risks that should be considered by purchasers of our common shares.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.




December __, 2000



                               TABLE OF CONTENTS

                                                                          Page

INFORMATION ABOUT LASALLE HOTEL PROPERTIES..................................2

RISK FACTORS................................................................4

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE............................10

NO PROCEEDS TO LASALLE HOTEL PROPERTIES....................................10

SELLING SHAREHOLDER........................................................10

DESCRIPTION OF COMMON SHARES...............................................11

RESTRICTIONS ON OWNERSHIP OF CAPITAL SHARES................................12

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS.................................14

PLAN OF DISTRIBUTION.......................................................19

LEGAL MATTERS..............................................................21

EXPERTS....................................................................21

WHERE YOU CAN FIND MORE INFORMATION........................................21



                  INFORMATION ABOUT LASALLE HOTEL PROPERTIES

     We were organized on January 15, 1998 and commenced operations upon the completion of our initial public offering on April 29, 1998. We are a real estate investment trust ("REIT") that buys, owns and leases upscale and luxury full service hotels located in convention, resort and major urban business markets. We were formed to own hotels and to continue and expand the hotel investment activities of Jones Lang LaSalle Incorporated ("Jones Lang LaSalle") and its predecessors. Currently, we have no employees and our investment advisor, LaSalle Hotel Advisors, Inc., a wholly owned subsidiary of Jones Lang LaSalle, conducts our day to day operations. January 1, 2001, we will become self-managed and the advisor will no longer conduct our day-to-day activities. The entire management team currently employed by the LaSalle Hotel Advisors, Inc. will become our employees.

     As of November 30, 2000, we owned interests in 13 hotels with approximately 5,300 guest rooms located in 11 states. We own 100% equity interests in 11 hotels, a 95.1% equity interest in a partnership which owns one hotel and a 9.9% equity interest in a joint venture arrangement with an institutional investor which also owns one hotel. Our hotels target both business and leisure travelers, including groups and those attending meetings and conventions, who prefer a full range of high quality facilities, services and amenities. All of our hotels are managed by independent hotel operators.

     Our primary objectives are to:

     o maximize current returns to shareholders through increases in distributable cash flow; and

     o to increase long-term total returns to shareholders through appreciation in the value of our common shares.

     To achieve these objectives, we seek to:

     o    invest in or acquire additional hotels on favorable terms; and

     o enhance the return from, and the value of, our hotels and any additional hotels that we may acquire or develop.

     We will seek to achieve revenue growth principally through:

     o acquisitions of full service hotels located in convention, resort and major urban business markets in the United States and abroad, especially upscale and luxury full service hotels in markets where the Advisor perceives strong demand growth or significant barriers to entry;

     o    renovations and/or expansions at certain of our hotels; and

     o selective development of hotels, particularly upscale and luxury full service hotels in high demand markets where development economics are favorable.

     We focus on hotels located in convention, resort and major urban business markets. Within these markets we primarily focus on upscale and luxury full service hotels. Full service hotels generally provide a significant array of guest services and offer a full range of meeting and conference facilities and banquet space. Facilities also typically include restaurants and lounge areas, gift shops and recreational facilities, including swimming pools. As a result, full service hotels often generate significant revenue from sources other than guest room revenue.

     We own all our assets and conduct substantially all our business through LaSalle Hotel Operating Partnership, L.P., a Delaware limited partnership (the "Operating Partnership") of which we are the sole general partner with an approximate 91.5% ownership interest at September 30, 2000.

     To enable us to satisfy certain requirements for qualification as a REIT, neither we nor the Operating Partnership can operate any of the hotels in which we invest. Accordingly, we lease our hotels to third parties. Four of our hotels are leased to LaSalle Hotel Lessee, Inc., an entity in which we own a 9.0% interest, and in which Jones Lang LaSalle and LPI Charities, a charitable corporation organized under the laws of the state of Illinois, each own a 45.5% interest. Eight of our remaining hotels are leased to unaffiliated lessees (affiliates of whom also operate these hotels), and one hotel is leased to a lessee in which we have a 9.9% equity interest. Hotels have been leased to LaSalle Hotel Lessee, Inc. when the operators have declined on account of internal policy reasons to serve as lessee.

     As a result of the REIT Modernization Act of 1999, we will be able to lease the four hotels currently leased to LaSalle Hotel Lessee, Inc. to a wholly owned taxable subsidiary beginning January 1, 2001. The Operating Partnership has an agreement with the shareholders of LaSalle Hotel Lessee, Inc. to acquire LaSalle Hotel Lessee, Inc. for $500,000, effective January 1, 2001. Once acquired, LaSalle Hotel Lessee, Inc. will be a 100% owned subsidiary of the Operating Partnership as provided for under the taxable-REIT subsidiary provisions which take effect on January 1, 2001.

     All of our hotels are leased under participating leases which provide for rent equal to the greater of a base rent or participating rent, which is based on fixed percentages of gross hotel revenues. These leases are designed to allow us to achieve substantial participation in revenue growth at our hotels. We intend to operate as a REIT as defined in the Internal Revenue Code of 1986, as amended (the "Code").

     Our executive offices are located at 4800 Montgomery Lane, Suite M25, Bethesda, Maryland 20814 and our telephone number at that location is (301) 941-1500.

                                 RISK FACTORS

     An investment in our common shares offered by this prospectus and related prospectus supplement involves various risks.

     o Our Ability to Make Distributions on Our Common Shares Depends Upon the Ability of Lessees to Make Rent Payments Under Our Leases

     Dependence Upon Lessees. Our income is dependent upon rental payments from the lessees of our hotels which in turn depends upon the ability of the lessees to generate sufficient revenues from our hotels in excess of operating expenses. Any failure or delay by the lessees in making rent payments would adversely affect our ability to make distributions to our shareholders. Such failure or delay by the lessees may be caused by reductions in revenue from the hotels or in the net operating income of the lessees or otherwise. In addition, all of the lessees have limited assets. Although failure on the part of a lessee to materially comply with the terms of a lease (including failure to pay rent when due) would give us the right to terminate such lease, repossess the applicable property and enforce the payment obligations under the lease, we would then be required to find another lessee to lease such property. There can be no assurance that we would be able to enforce the payment obligations of the defaulting lessee, find another lessee or, if another lessee were found, that we would be able to enter into a new lease on favorable terms.

     o Our Return on Our Hotels Depends Upon the Ability of the Lessees and the Operators to Operate and Manage the Hotels

     Dependence upon Operators. To maintain our status as a REIT, we are unable to operate any of our hotels. As a result, we are unable to directly implement strategic business decisions with respect to the operation and marketing of our hotels, such as decisions with respect to the setting of room rates, repositioning of a hotel, change of franchise and brand affiliation, food and beverage prices and certain similar matters. Although we consult with the lessees and operators with respect to strategic business plans through the Advisor, the lessees and operators are under no obligation to implement any of our recommendations with respect to such matters.

     o Our Performance and the Value of Our Common Shares are Subject to Risks Associated With the Hotel Industry

     Competition for Guests, Increases in Operating Costs, Dependence on Travel and Economic Conditions Could Affect Our Cash Flow. Our hotels will be subject to all operating risks common to the hotel industry. These risks include:

o    competition for guests from other hotels;

o increases in operating costs due to inflation and other factors, which may not be offset in the future by increases in room rates;

o dependence on business and leisure travelers, which demand may fluctuate and be seasonal;

o increases in energy costs, airline fares and other expenses related to travel, which may deter travelling; and

o    adverse effects of general and local economic conditions.

     These factors could adversely affect the ability of the lessees to generate revenues and to make rent payments to us and therefore our ability to make distributions to our shareholders.

     Seasonality. Our hotels' operations have historically been seasonal. Six of our hotels maintain higher occupancy rates during the second and third quarters and three of our hotels experience their highest occupancies in the first quarter. One of our hotels generates a large portion of its revenue from golf related business and, as a result, revenues fluctuate according to the season and the weather. These seasonality patterns cause fluctuations in the revenue we receive under our leases.

     Unexpected Operating Costs Could Adversely Affect Our Cash Flow. Hotels require ongoing renovations and other capital improvements, including periodic replacement or refurbishment of furniture, fixtures and equipment ("FF&E"). Under the terms of our leases, we are obligated to pay the cost of certain capital expenditures at our hotels and to pay for periodic replacement or refurbishment of FF&E. If capital expenditures exceed our expectations, there can be no assurance that sufficient sources of financing will be available to fund such expenditures. The additional cost of such expenditures could have an adverse effect on cash available for distribution. In addition, we may acquire hotels in the future that require significant renovation. Renovation of hotels involves certain risks, including the possibility of environmental problems, construction cost overruns and delays, uncertainties as to market demand or deterioration in market demand after commencement of renovation and the emergence of unanticipated competition from other hotels.

     Conditions of Franchise Agreements and Brand Licensing Agreements Could Adversely Affect Us. Some of our hotels are subject to franchise agreements and some are subject to brand licensing agreements. In addition, hotels in which we invest subsequently may be operated pursuant to franchise and brand agreements. The continuation of such franchise or brand agreements is subject to specified operating standards and other terms and conditions. Licensors typically inspect licensed properties periodically to confirm adherence to operating standards. Action or inaction on our part or by any of the lessees or the operators could result in a breach of such standards or other terms and conditions of the franchise or brand licenses and could result in the loss or cancellation of a franchise or brand license. It is possible that a licensor could condition the continuation of a franchise or brand license on the completion of capital improvements which our board of trustees determines are too expensive or otherwise unwarranted in light of general economic conditions or the operating results or prospects of the affected hotel. In that event, our board of trustees may elect to allow the franchise or brand license to lapse. In any case, if a license is terminated, LaSalle Hotel Properties and the lessee may seek to obtain a suitable replacement license or to operate the hotel independent of a franchise or brand license. The loss of a franchise or brand license could have a material adverse effect upon the operations or the underlying value of the hotel covered by the license because of the loss of associated name recognition, marketing support and centralized reservation systems provided by the licensor, or due to any penalties payable upon early termination of a license.

     o Covenants Under Our Credit Facility and Absence of Limitations on Indebtedness Could Adversely Affect Our Financial Condition

     Currently we have a policy of incurring debt only if upon such incurrence our total funded indebtedness would not exceed 50% of "Aggregate Asset Value." For purposes of this policy, Aggregate Asset Value is defined as the sum of
(a) earnings before interest, taxes, depreciation and amortization for the preceding four quarters (reduced by the applicable FF&E reserves for the relevant period) of hotels that we owned for more than four quarters times 10, and (b) the investment amount (which shall include the purchase price, including assumed indebtedness, and all acquisition costs) for all hotels owned for less than four quarters and 95% of all capital expenditures with respect to such hotels. As of September 30, 2000, this ratio was 43.9%

     Requirements of Our Credit Facility could adversely affect our financial condition and our ability to make distributions. We have obtained a senior unsecured credit facility from Societe Generale, Southwest Agency, Bank of Montreal, Deutsche Banc Alex. Brown, and certain other banks named therein, which provides for a maximum borrowing amount of up to $200 million, which matures on December 31, 2003. At September 30, 2000 approximately $110 million was outstanding under our credit facility. Borrowings under our credit facility bear interest at floating rates equal to LIBOR plus an applicable margin or an "Adjusted Base Rate" plus an applicable margin, at our election. For the nine months ended September 30, 2000 the weighted average interest rate was approximately 8.0% for LIBOR borrowings. We did not have any Adjusted Base Rate borrowings outstanding at September 30, 2000.

     Our ability to borrow under the credit facility is subject to financial covenants, such as covenants relating to limitations on unsecured and secured borrowings, minimum interest and fixed charge coverage ratios and a minimum equity value. We rely on borrowings under the credit facility to finance acquisitions, capital improvements, working capital and general corporate purposes and, if we are unable to borrow under the credit facility, it could adversely affect our financial condition. The credit facility also contains a financial covenant limiting the amount of distributions that we may make to holders of our common shares during any fiscal quarter.

     Our organizational documents do not contain any limitation on the amount of indebtedness we may incur. Accordingly, our board of trustees could alter or eliminate this policy and would do so, for example, if it were necessary in order for us to continue to qualify as a REIT. If this policy were changed, we could become more highly leveraged, resulting in higher interest payments that could adversely affect the ability to pay distributions to our shareholders and could increase the risk of default on the Operating Partnership's existing indebtedness.

     o  Our Performance and Value are Subject to Real Estate Industry
Conditions

     Because Real Estate Investments are Illiquid, We May Not Be Able to Sell Properties When Appropriate. Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to economic or other conditions. In addition, provisions of the Code limit a REIT's ability to sell properties in some situations when it may be economically advantageous to do so, thereby adversely affecting returns to our shareholders.

     Liability for Environmental Matters Could Adversely Affect Our Financial Condition. Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances or petroleum product releases at a property. An owner of real estate is liable for the costs of removal or remediation of certain hazardous or toxic substances on or in the property. These laws often impose such liability without regard to whether the owner knew of, or caused, the presence of the contaminants. Clean-up costs and the owner's liability generally are not limited under the enactments and could exceed the value of the property and/or the aggregate assets of the owner. The presence of or the failure to properly remediate the substances may adversely affect the owner's ability to sell or rent the property or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances may also be liable for the clean-up costs of the substances at a disposal or treatment facility, whether or not such facility is owned or operated by the person. Even if more than one person was responsible for the contamination, each person covered by the environmental laws may be held responsible for the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination emanating from that site.

     Environmental laws also govern the presence, maintenance and removal of asbestos-containing materials ("ACMs"). These laws impose liability for release of ACMs into the air and third parties may seek recovery from owners or operators of real properties for personal injury associated with ACMs. In connection with the ownership (direct or indirect), operation, management and development of real properties, we may be considered an owner or operator of properties containing ACMs. Having arranged for the disposal or treatment of contaminants we may be potentially liable for removal, remediation and other costs, including governmental fines and injuries to persons and property.

     Certain Leases and Rights of First Refusal may Constrain Us from Acting in the Best Interests of Shareholders. The LeMeridien New Orleans hotel and the San Diego Paradise Point Resort are each subject to ground leases with a third party lessor. Any proposed sale of the LeMeridien New Orleans hotel or the San Diego Paradise Point Resort by the Operating Partnership or any proposed assignment of the Operating Partnership's leasehold interest in either of the ground leases will require the consent of the third party lessor. As a result, LaSalle Hotel Properties and the Operating Partnership may not be able to sell, assign, transfer or convey the Operating Partnership's interest in the LeMeridien New Orleans hotel or the San Diego Paradise Point Resort without the consent of such third party lessor, even if such transactions may be in the best interests of our shareholders. The LeMeridien New Orleans is also subject to an air space lease with the City of New Orleans with respect to the balconies located at the hotel. As a result, LaSalle Hotel Properties and the Operating Partnership may not be able to sell, assign, transfer or convey the Operating Partnership's interest in the LeMeridien New Orleans hotel without the consent of the City of New Orleans. LeMeridien Dallas is subject to a right of first refusal in favor of the owner of the balance of the condominium units. In addition, we will be subject to certain rights of first refusal with respect to the following hotels: Radisson Hotel South and Plaza Tower, Marriott Seaview Resort and LaGuardia Airport Marriott.

     The Costs of Compliance with the Americans with Disabilities Act Could Adversely Affect Our Cash Flow. Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain Federal requirements related to access and use by disabled persons. A determination that we are not in compliance with the ADA could result in imposition of fines or an award of damages to private litigants. If we were required to make modifications to comply with the ADA, our ability to make expected distributions to our shareholders could be adversely affected.

     o  Failure to qualify as a REIT would be costly

     If we failed to qualify as a REIT in any taxable year, we would be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Moreover, unless entitled to relief under certain statutory provisions, we also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. This treatment would significantly reduce net earnings available to service indebtedness, make investments or pay distributions to shareholders because of the additional tax liability to us for the years involved. Also, we would not then be required to pay distributions to our shareholders.

     o  The Ability of Our Shareholders to Effect a Change in Control is
Limited

     Potential Anti-Takeover Effect of Certain Provisions of Maryland Law and Our Declaration of Trust and Bylaws. Provisions of Maryland law and of our declaration of trust and bylaws may have the effect of discouraging a third party from making an acquisition proposal and could delay, defer or prevent a transaction or a change in control under circumstances that could give our shareholders the opportunity to realize a premium over the then prevailing market price of our common shares. Such provisions include the following:

     Share Ownership Limit in Our Declaration of Trust Could Inhibit Changes in Control. In order for us to maintain our qualification as a REIT under the Code, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of our taxable year. Furthermore, if any person were to own actually or constructively more than 10% in value of our shares, and, at the same time, to own actually or constructively 10% or more of the shares of a corporate lessee, or a 10% or greater interest in the assets or profits of a noncorporate lessee, then the lessee could become a related party tenant, which could result in loss of our REIT status. For the purpose of preserving our REIT qualification, among other reasons, our declaration of trust prohibits direct or indirect ownership (taking into account applicable ownership provisions of the Code) of more than 9.8% of any class of our outstanding shares by any person. Generally, the shares owned by affiliated owners will be aggregated for purposes of this limitation on ownership. Our board of trustees could waive these restrictions if evidence satisfactory to it and our tax counsel were presented that the changes in ownership would not then or in the future jeopardize our status as a REIT and the board of trustees decides such action would be in our best interests. Shares acquired or transferred in breach of the limitation will be automatically transferred to a trust for the exclusive benefit of one or more charitable organizations and the purchaser-transferee shall not be entitled to vote or to receive dividends or other distributions. In addition, shares acquired or transferred in breach of the limitation may be purchased from such trust by us for the lesser of the price paid and the average closing price for the ten trading days immediately preceding redemption. A transfer of shares to a person who, as a result of the transfer, violates the ownership limitation will be void.

     This limitation on ownership could have the effect of delaying, deferring or preventing a transaction or a change in control in which holders of some, or a majority, of the shares might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

     Potential Effects of Staggered Board Could Inhibit Changes in Control. Our board of trustees is divided into three classes of trustees. The terms of the first, second and third classes will expire in 2002, 2003 and 2001, respectively. Trustees of each class will be chosen for three year terms upon the expiration of the current class term. A trustee may be removed, with or without cause, by the affirmative vote of 75% of the votes entitled to be cast for the election of trustees, which super-majority vote may have the effect of delaying, deferring or preventing a change of control. The staggered terms of trustees may reduce the possibility of a tender offer or an attempt to change control even though a tender offer or change in control might be in the best interests of the shareholders.

     Issuances of Preferred Shares Could Inhibit Changes in Control. Our declaration of trust authorizes our board of trustees to issue up to 20 million preferred shares, to reclassify unissued shares, and to establish the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications, and terms and conditions of redemption for each such class or series of any preferred shares issued. As of June 30, 2000, we had no preferred shares outstanding.

     Certain Provisions of Maryland Law Could Inhibit Changes in Control. The Maryland General Corporation Law establishes special requirements for "business combinations" between a Maryland corporation, including a Maryland REIT such as us, and "interested shareholders" unless exemptions are applicable. An interested shareholder is any person who beneficially owns ten percent or more of the voting power of our then-outstanding voting stock. Maryland law prohibits, for a period of five years, a merger or other similar transactions between us and an interested shareholder, unless the board of trustees approved the transaction prior to the party becoming an interested shareholder. The five-year period runs from the most recent date on which the interested shareholder became an interested shareholder. The law also requires a supermajority shareholder vote for such transactions after the end of the five-year period. This means that the transaction must be approved by at least:

o 80% of the votes entitled to be cast by holders of outstanding voting shares; and

o 66% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested shareholder with whom the business combination is to be effected.

     The business combination statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our shareholders' best interests.

     Maryland Control Share Acquisition Statute. Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a shareholder vote. Two-thirds of the shares eligible to vote must vote in favor of granting the "control shares" voting rights. "Control shares" are shares of stock that, taken together with all other shares of stock the acquiror previously acquired, would entitle the acquiror to exercise at least 20% of the voting power in electing directors. Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions (including agreeing to pay expenses), he may compel the board of trustees to call a special meeting of shareholders to be held within 50 days to consider the voting rights of the shares. If such a person makes no request for a meeting, we have the option to present the question at any shareholders' meeting.

     If voting rights are not approved at a meeting of shareholders then we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value. We will determine the fair value of the shares, without regard to voting rights, as of the date of either:

o    the last control share acquisition or

o any meeting where shareholders considered and did not approve voting rights of the control shares.

     If voting rights for control shares are approved at a shareholders' meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other shareholders may exercise appraisal rights. This means that you would be able to redeem your stock back to us for fair value. Under Maryland law, the fair value may not be less than the highest price per share paid in the control share acquisition. Furthermore, certain limitations otherwise applicable to the exercise of dissenters' rights would not apply in the context of a control share acquisition.

     The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction.

     The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our shareholders' best interests.

     Approval of Unitholders Required for Certain Business Combinations. The Operating Partnership's partnership agreement provides that we may not generally engage in any merger, consolidation or other combination with or into another person or sale of all or substantially all of our assets, or any reclassification, or any recapitalization or change of outstanding common shares, unless the holders of units will receive, or have the opportunity to receive, the same consideration per unit as holders of common shares receive per common share in the transaction. If holders of units will not be treated in such manner in connection with a proposed Business Combination, we may not engage in such transaction unless unitholders holding more than 50% of the units vote to approve the transaction. In addition, as provided in the partnership agreement, we will not consummate a transaction with respect to which we conducted a vote of the shareholders unless the matter would have been approved had holders of units been able to vote together with the shareholders on the transaction. As a result of these provisions of the partnership agreement, a third party may be inhibited from making an acquisition proposal that it would otherwise make, or we, despite having the requisite authority under our declaration of trust, may not be authorized to engage in a proposed transaction.

     o Property Ownership Through Partnerships and Joint Ventures Could Limit Our Control of those Investments

     Partnership or joint venture investments may involve risks not otherwise present for investments made solely by us, including the possibility that our partners or co-venturer might become bankrupt, that our partners or co-venturer might at any time have different interests or goals than we do, and that our partners or co-venturer may take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT. Other risks of joint venture investments include impasse on decisions, such as a sale, because neither our partner or co-venturer nor us would have full control over the partnership or joint venture. There is no limitation under our organizational documents as to the amount of funds that may be invested in partnerships or joint ventures.

     o Tax Consequences Upon a Sale or Refinancing of Properties May Result in Conflicts of Interest for LaSalle Hotel Properties and Jones Lang LaSalle

     Holders of units of limited partnership of the Operating Partnership or co-owners of properties not owned entirely by us may suffer different and more adverse tax consequences than we will upon the sale or refinancing of our properties. We may have different objectives from these co-owners and holders of limited partnership units regarding the appropriate pricing and timing of any sale or refinancing of these properties. While we as the sole general partner of the Operating Partnership, have the exclusive authority as to whether and on what terms to sell or refinance each property owned solely by the Operating Partnership, our trustees and officers who have interests in limited partnership units may seek to influence us not to sell or refinance the properties, even though such a sale might otherwise be financially advantageous to us, or may seek to influence us to refinance a property with a higher level of debt.

     Policies with respect to conflicts of interest may not be successful. We have adopted policies designed to eliminate or minimize conflicts of interest. These policies include the approval of all transactions in which our trustees or officers have a conflicting interest by a majority of the trustees who are neither officers nor affiliated with us. These policies do not prohibit sales of assets to or from affiliates, but would require the sales to be approved by our independent trustees. However, there is no assurance that these policies will be successful and, if they are not successful, decisions could be made that might fail to reflect fully the interests of all of our shareholders.

                FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     This document (and the documents that are incorporated by reference) contain forward-looking statements that are subject to risks and uncertainties. You are cautioned not to place undue reliance on such statements which only speak as of the date hereof. Forward-looking statements include information concerning possible or assumed future results of our operations, including any forecasts, projections and plans and objectives for future operations. You can identify forward looking statements by the use of forward looking expressions like "may," "will," "should," "expect," "anticipate," "estimate," or "continue" or any negative or other variations on such expressions. Many factors could affect our actual financial results, and could cause actual results to differ materially from those in the forward-looking statements.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not occur.

                    NO PROCEEDS TO LASALLE HOTEL PROPERTIES

     We will not receive any of the proceeds from sales of shares by the selling shareholder. We will pay all costs and expenses incurred in connection with the registration under the Securities Act of 1933 of this offering. The selling shareholder will pay any brokerage fees and commissions, fees and disbursements of their legal counsel and share transfer and other taxes attributable to the sale of the shares.

                              SELLING SHAREHOLDER

     The common shares were originally issued by us in offerings exempt from the registration requirements of the Securities Act of 1933. The shareholders in those offerings or their pledgees, donees, transferees or other successors in interest who we collectively refer to in this prospectus as selling shareholder, may from time to time offer and sell any and all of the common shares offered under this prospectus. The following table sets forth information as of September 30, 2000 with respect to common shares covered by this prospectus. Because the selling shareholder may offer all, some or none of the common shares that are covered by this prospectus, no estimate can be made of the number of common shares that will be offered under this prospectus or the number of common shares that will be owned by any of the selling shareholder upon completion of the offering to which this prospectus relates.

                                             Number of Shares Covered by this
Name of Selling Shareholder                             Prospectus
---------------------------                  --------------------------------


LaSalle Hotel Co-Investment, Inc..................        300,000
                                                          -------
   Total..........................................        300,000
                                                          =======


                         DESCRIPTION OF COMMON SHARES

General

     Under Maryland law, a shareholder is not personally liable for our obligations solely as a result of being a shareholder. Our declaration of trust provides that no shareholder will be liable for any debt or obligation of ours by reason of being a shareholder nor shall any shareholder be subject to any personal liability in tort, contract or otherwise to any person in connection with our property or affairs by reason of being a shareholder. Our bylaws further provide that we shall indemnify each present or former shareholder against any claim or liability to which the shareholder may become subject by reason of being or having been a shareholder and that we shall reimburse each shareholder for all reasonable expenses incurred by him or her in connection with any such claim or liability. However, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and certain statutory liabilities, the shareholders may, in some jurisdictions, be personally liable to the extent that such claims are not satisfied by us. Inasmuch as we carry public liability insurance which we consider adequate, any risk of personal liability to shareholders is limited to situations in which our assets plus our insurance coverage would be insufficient to satisfy the claims against us and our shareholders.

     Our declaration of trust provides that we may issue 100 million common shares of beneficial interest, par value $0.01 per share. In addition, units of limited partnership interest in the Operating Partnership may be redeemed for cash or, at our option, common shares on a one-for-one basis. On June 30, 2000, there were 16,908,995 of the Company's common shares outstanding and 1,575,901 units of limited partnership in the Operating Partnership outstanding.

     All of the common shares offered by this prospectus have been duly authorized, and are fully paid and nonassessable. Subject to the preferential rights of any other shares of beneficial interest and to the provisions of our declaration of trust regarding restrictions on transfers of shares of beneficial interest, holders of common shares are entitled to receive distributions if, as and when authorized and declared by our board of trustees out of assets legally available therefor and to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up after payment of, or adequate provision for, all our known debts and liabilities.

     Subject to restrictions on transfer of shares of beneficial interest contained in our declaration of trust, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees, and, except as provided with respect to any other class or series of shares of beneficial interest, the holders of common shares will possess the exclusive voting power. There is no cumulative voting in the election of trustees, which means that the holders of a majority of the outstanding common shares can elect all of the trustees then standing for election and the holders of the remaining shares of beneficial interest, if any, will not be able to elect any trustees.

     Holders of common shares have no preferences, conversion, sinking fund, redemption rights or preemptive rights to subscribe for any of our securities. Subject to the exchange provisions of our declaration of trust regarding restrictions on transfer, common shares have equal distribution, liquidation and other rights.

Certain Provisions of the Declaration of Trust

     Pursuant to Maryland law, a Maryland real estate investment trust generally cannot dissolve, amend its declaration of trust or merge, unless approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the trust's declaration of trust. Our declaration of trust provides that the board of trustees, with the approval of a majority of the votes entitled to be cast at a meeting of shareholders, may amend our declaration of trust from time to time to increase or decrease the aggregate number of shares or the number of shares of any class that we have the authority to issue. Our declaration of trust also provides that a merger transaction or termination of the trust must be approved, at a meeting of the shareholders called for that purpose, by the affirmative vote of not less than sixty-six and two-thirds percent (66 2/3%) of all the votes entitled to be cast on the matter. Under Maryland law, a declaration of trust may permit the trustees by a two-thirds vote to amend the declaration of trust from time to time to qualify as a REIT under the Code or Maryland law without the affirmative vote of the shareholders. Our declaration of trust permits such action by our board of trustees.

     Our board of trustees is divided into three classes of trustees, serving staggered three year terms. At each annual meeting of shareholders, the class of trustees to be elected at the meeting will be elected for a three-year term and the trustees in the other two classes will continue in office. We believe that classified trustees will help to assure the continuity and stability of our board of trustees and our business strategies and policies as determined by our board of trustees. The use of a staggered board may delay or defer a change in control or removal of incumbent management.

Restrictions on Ownership

     In order to qualify as a REIT under the Code, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year and our shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (or during a proportionate part of a shorter taxable year). To satisfy the above ownership requirements and certain other requirements for qualification as a REIT, our board of trustees has adopted, and our shareholders prior to our IPO approved, a provision in our declaration of trust restricting the ownership or acquisition of common shares.

Transfer Agent and Registrar

     The transfer agent and registrar for our common shares is Computershare Investor Services, LLC.

                  RESTRICTIONS ON OWNERSHIP OF CAPITAL SHARES

Restrictions on Ownership and Transfer

     For us to qualify as a REIT under the Code, no more than 50% in value of our outstanding shares of beneficial interest may be owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be treated as a REIT has been made). In addition, if we, or an owner of 10% or more in value of our shares, actually or constructively owns 10% or more of a tenant of ours (or a tenant of any partnership in which we are a partner), the rent we receive (either directly or through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code. A REIT's shares also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be treated as a REIT has been made).

     Because our board of trustees believes it is desirable for us to qualify as a REIT, our declaration of trust, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more of our common shares than permitted by the limitation on ownership. The ownership attribution rules under the Code are complex and may cause shares owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of the shares (or the acquisition of an interest in an entity that owns, actually or constructively, shares) by an individual or entity, could, nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 9.8% of the outstanding shares and thus subject such shares to the limitation on ownership. The board of trustees may grant an exemption from the limitation on ownership with respect to one or more persons who would not be treated as "individuals" for purposes of the Code if such person submits to the board information satisfactory to the board, in its reasonable discretion, demonstrating that (i) such person is not an individual for purposes of the Code, (ii) such ownership will not cause a person who is an individual to be treated as owning shares in excess of the limitation on ownership, applying the applicable constructive ownership rules, and (iii) such ownership will not otherwise jeopardize our status as a REIT. As a condition of such waiver, the board may, in its reasonable discretion, require undertakings or representations from the applicant to ensure that the conditions referred to above are satisfied and will continue to be satisfied as long as such person owns shares in excess of the limitation on ownership. The board of trustees may grant an exemption for individuals or entities to acquire any series or class of preferred shares in excess of the limitation on ownership, provided that certain conditions are met and any representations and undertakings that may be required by the board are made. In either circumstance, prior to granting any exemption, the board must receive a ruling from the Internal Revenue Service or advice of counsel, in either case in form and substance satisfactory to the board of trustees, as it may deem necessary or advisable in order to determine or ensure our status as a REIT.

     Our declaration of trust further prohibits any person from actually or constructively owning shares of beneficial interest that would result in our being "closely held" under Section 856(h) of the Code or otherwise cause us to fail to qualify as a REIT. It also prohibits any person from transferring shares of beneficial interest of ours if such transfer would result in shares of beneficial interest being owned by fewer than 100 persons.

     Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of beneficial interest of ours that will or may violate any of the foregoing restrictions on transferability and ownership is required to give us notice immediately and to provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT.

     If any purported transfer of our shares of beneficial interest or any other event would otherwise result in any person violating the limitation on ownership or the other restrictions in our declaration of the trust, then any such purported transfer will be void with respect to the purported transferee as to that number of shares that exceeds the limitation on ownership and the transferee will acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such shares in excess of the limitation on ownership will cease to own any right or interest in shares exceeding the ownership limitation). Any shares in excess of the limit will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by us. Such automatic transfer shall be deemed to be effective as of the close of business on the business day prior to the date of such violating transfer. Within 20 days of receiving notice from us of the transfer of shares to the trust, the trustee of the trust will be required to sell any shares in excess of the limitation on ownership to a person or entity who could own such shares without violating this limit, and distribute to the owner an amount equal to the lesser of the price paid by the owner for the shares or the sales proceeds received by the trust for the shares. In the case of any shares resulting from any event other than a transfer, or from a transfer for no consideration (such as a gift), the trustee will be required to sell the shares in excess of the ownership limit to a qualified person or entity and distribute to the owner an amount equal to the lesser of the fair market value of the shares or the sales proceeds received by the trust for the shares. In either case, any proceeds in excess of the amount distributable to the owner, will be distributed to the beneficiary of the trust.

     Prior to a sale of any shares in excess of the ownership limit by the trust, the trustee will be entitled to receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to those shares, and also will be entitled to exercise all voting rights with respect to those shares. Subject to Maryland law, effective as of the date that such shares have been transferred to the trust, the trustee shall have the authority to rescind as void any vote cast by a transferee prior to the discovery by us that such shares have been transferred to the trust, and to recast such vote in accordance with the desires of the trustee acting for the benefit of the beneficiary. Any dividend or other distribution paid to the transferee or owner will be required to be repaid to the trustee upon demand for distribution to the beneficiary.

     In addition, shares of beneficial interest held in the trust shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market value at the time of such devise or gift) and (ii) the market value of such shares on the date we, or our designee, accepts such offer. We shall have the right to accept such offer for a period of 90 days after the transfer of shares to the trust. Upon such a sale to us, the interest of the beneficiary of the trust in the shares sold will terminate and the trustee shall distribute the net proceeds of the sale to the prior owner.

     The foregoing restrictions on transferability and ownership will not apply if the board of trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

     All certificates representing shares of beneficial interest shall bear a legend referring to the restrictions described above.

     Each shareholder will, upon demand, be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares of beneficial interest as the board of trustees deems reasonably necessary to comply with the provisions of the Code applicable to a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     These ownership limitations could have the effect of delaying, deferring or preventing a takeover or other transaction in which holders of some, or a majority, of common shares might receive a premium for their common shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

                  MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

     Based on various assumptions and factual representations made by us regarding our operations, in the opinion of Brown & Wood LLP, our counsel, commencing with our taxable year ended December 31, 1998, we have been organized in conformity with the requirements for qualification as a REIT under the Code, and our method of operating has enabled, and will enable us to meet the requirements for qualification and taxation as a REIT. Our qualification as a REIT depends upon our ability to meet the various requirements imposed under the Code through actual operations. Brown & Wood LLP will not review our operations, and no assurance can be given that actual operations will meet these requirements. The opinion of Brown & Wood LLP is not binding on the IRS or any court. The opinion of Brown & Wood LLP is based upon existing law, IRS regulations and currently published administrative positions of the IRS and judicial decisions, all of which are subject to change either prospectively or retroactively.

     Taxation Of LaSalle Hotel Properties

     General. We elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ended December 31, 1998. In any year in which we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on net income that we distribute currently to shareholders. However, we will be subject to federal income tax in the following circumstances.

     First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, we may be subject to the "alternative minimum tax" on any items of tax preference. Third, if we have (i) net income from the sale or other disposition of certain "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income. Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test (discussed below), and nonetheless should maintain our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on the net income attributable to the greater of either the amount by which we fail the 75% gross income test or the amount by which we fail the 95% gross income test. Sixth, if we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if we acquire or have acquired any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and we recognize gain on the disposition of such asset during the 10 year period beginning on the date on which we acquired the asset, then to the extent of such asset's "Built-In Gain" (i.e., the excess of (a) the fair market value of such asset at the time of acquisition over (b) the adjusted basis in such asset, determined as of the time of such acquisition), such gain will be subject to tax at the highest regular corporate rate applicable. This result with respect to the recognition of Built-In Gain assumes that LaSalle Hotel Properties will make an election pursuant to Treasury Regulations with respect to any such acquisition.

     Requirements for Qualification. The Code defines a REIT as a corporation, trust or association (1) that is managed by one or more trustees or directors,
(2) the beneficial ownership of which is evidenced by transferable shares of stock, or by transferable certificates of beneficial interest, (3) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code, (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) the beneficial ownership of which is held by 100 or more persons, (6) that during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities), and (7) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) through (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

     Income Tests. To maintain qualification as a REIT, we must satisfy certain gross income requirements, which are applied on an annual basis. First, at least 75% of its gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of its gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from the same items which qualify under the 75% income test, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.

     The rents received pursuant to the Participating Leases qualify as "rents from real property" in satisfying the gross income requirements for a REIT. Moreover, we do not anticipate receiving rents that could cause us to fail to meet the 75% and 95% gross income tests.

     If we were to fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. We do not know whether in all circumstances we would be entitled to the benefit of these relief provisions. Even if these relief provisions were to apply, however, a 100% tax would be imposed with respect to the "excess net income" attributable to the failure to satisfy the 75% and 95% gross income tests.

     Asset Tests. At the close of each quarter of our taxable year, we must satisfy the following three tests relating to the nature of our assets: (1) at least 75% of the value of our total assets must be represented by "real estate assets," cash, cash items and government securities; (2) not more than 25% of our total assets may be represented by securities other than those in the 75% asset class; and (3) of the investments included in the 25% asset class, the value of any one issuer's securities (other than an interest in a partnership, shares of a "qualified REIT subsidiary" or another REIT) owned by LaSalle Hotel Properties may not exceed 5% of the value of our total assets, and we may not own more than 10% of any one issuer's outstanding voting securities (other than an interest in a partnership, shares of a "qualified REIT subsidiary" or another REIT). For taxable years beginning after December 31, 2000, the above-described asset tests will change in two ways. First, a REIT will be allowed to hold 100% of the stock in a subsidiary that could earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a "taxable REIT Subsidiary" A Taxable REIT Subsidiary would pay tax at the regular corporate rates on any income that it would earn. Moreover, the Code contains rules to ensure that contractual arrangements between a Taxable REIT Subsidiary and the parent REIT are at arm's-length. We intend to acquire 100% ownership of LaSalle Hotel Lessee, Inc. as of January 1, 2001 and we propose to jointly elect with LaSalle Hotel Lessee, Inc. that LaSalle Hotel Lessee, Inc. be treated as a Taxable REIT Subsidiary. The second change to the asset tests will prohibit a REIT from owning securities representing 10% of the value of any one issuer, other than a partnership, a qualified REIT subsidiary, another REIT, or a Taxable REIT Subsidiary.

     Annual Distribution Requirements. In order to qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our shareholders in an amount at least equal to (1) the sum of (a) 95% of our "REIT taxable income" (computed without regard to the dividends paid deduction and net capital gain) and (b) 95% of the net income (after tax), if any, from foreclosure property, minus (2) the sum of certain items of noncash income. In addition, if LaSalle Hotel Properties disposes of any assets with a "Built-In Gain" (as discussed above), we will be required, to distribute at least 95% of the Built-In Gain (after tax), if any, recognized on the disposition of such asset. For taxable years beginning after December 31, 2000, the above-described 95% distribution requirements will be lowered to 90%.

     To the extent that we do not distribute all of our net capital gain or distribute at least 95% (90% for years beginning after December 31, 2000), but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. In addition, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain income for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the sum of amounts we actually distributed during the calendar year and the amount, if any, on which we paid income tax for such year.

     We may elect to require the shareholders to include undistributed net capital gains in their income by designating, in a written notice to shareholders, those amounts as undistributed capital gains in respect of its shareholders' shares. If we make such an election, the shareholders will (1) include in their income as capital gains their proportionate share of such undistributed capital gains and (2) be deemed to have paid their proportionate share of the tax we paid on such undistributed capital gains and thereby receive a credit or refund for such amount. In addition, a shareholder will increase the basis in their shares by the difference between the amount of capital gain included in their income and the amount of the tax that we are deemed to have paid on the shareholder's behalf. Our earnings and profits will be adjusted appropriately.

     Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     Failure to Qualify. If we fail to qualify for taxation as a REIT in any taxable year, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in a year in which we fail to qualify as a REIT will not be deductible and will not be required to be made. In addition, if we fail to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income, to the extent of current and accumulated earnings and profits, and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.

     Taxation Of Shareholders

     Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the securities offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from the investor's own tax characteristics. In particular, foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the securities offered hereby, including the possibility of United States income tax withholding on our distributions.

     Taxation of Taxable Domestic Shareholders. As long as we qualify as a REIT, distributions made to taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account as ordinary income. Corporate shareholders will not be eligible for the dividends received deduction as to such amounts. Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of the shares, they will be included in income as long-term capital gain (or short-term capital gain if the shares have been held for one year or less), assuming the shares are a capital asset in the hands of the shareholder. Distributions that we designate as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the shareholder has held the shares. Long-term capital gains are separated into tax rate groups - a 20% group, a 25% group, and a 28% group. In addition to designating distributions as capital gains, we will also designate the tax rate groups into which such gains are allocable.

     In general, a domestic shareholder will realize capital gain or loss on the disposition of the shares equal to the difference between (i) the amount of cash and the fair market value of any property received on such disposition and (ii) the shareholder's adjusted basis in the shares. Such gain or loss generally will constitute long-term capital gain or loss if the shareholder has held such shares for more than one year. Subject to certain exceptions, for individuals, trusts and estates the maximum rate of tax on the net capital gain from a disposition of the shares is 20%. The maximum rate has been reduced to 18% for capital assets acquired after December 21, 2000 and held for more than five years.

     Loss upon a sale or exchange of the shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions required to be treated by such shareholder as long-term capital gain.

     Backup Withholding. We will report to domestic shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number and certifies as to no loss of exemption from backup withholding. Amounts withheld as backup withholding will be creditable against the shareholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status. See "--Taxation of Non-U.S. Shareholders" below.

     Taxation of Tax-Exempt Shareholders. Distributions to a shareholder that is a tax-exempt entity should not constitute "unrelated business taxable income" ("UBTI"), provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Code and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. However, distributions by a REIT to a tax-exempt employee's pension trust that owns more than 10 percent of the REIT will be treated as UBTI in an amount equal to the percentage of gross income of the REIT that is derived from an "unrelated trade or business" (determined as if the REIT were a pension trust) divided by the gross income of the REIT for the year in which the dividends are paid. This rule only applies, however, if (i) the percentage of gross income of the REIT that is derived from an unrelated trade or business for the year in which the dividends are paid is at least five percent, (ii) the REIT qualifies as a REIT only because the pension trust is not treated as a single individual for purposes of the "five-or-fewer rule", and (iii) (A) one pension trust owns more than 25 percent of the value of the REIT or, (B) a group of pension trusts individually holding more than 10 percent of the value of the REIT collectively own more than 50 percent of the value of the REIT.

     Taxation of Non-U.S. Shareholders. A non-U.S. shareholder is a shareholder who is not a "U.S. Person" and who does not hold shares in connection with the conduct of trade or business within the United States. A U.S. Person is defined as a citizen or resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any State (other than a partnership that is not treated as a U.S. Person under any applicable Treasury regulations), or an estate whose income is subject to United States federal income tax regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. Persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as U.S. Persons prior to such date, that elect to continue to be treated as U.S. Persons, also will be U.S. Persons. Non-U.S. shareholders should consult with their own tax advisors to determine the impact of U.S. Federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

     Distributions that are not attributable to gain from sales or exchanges of U.S. real property interests and not designated as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of current or accumulated earnings and profits. Such distributions, ordinarily, will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces that tax. Distributions in excess of current and accumulated earnings and profits will not be taxable to a non-U.S. shareholder to the extent they do not exceed the adjusted basis of the shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a non-U.S. shareholder's shares, it will give rise to tax liability if the non-U.S. shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares as described below (in which case they also may be subject to a 30% branch profits tax if the shareholder is a foreign corporation). If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current or accumulated earnings and profits, the entire distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. shareholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current or accumulated earnings and profits.

     For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges of U.S. real property interests will be taxed to a non-U.S. shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate non-U.S. shareholder not entitled to treaty relief or exemption. We are required by applicable Treasury Regulations to withhold 35% of any distribution that we have, or could have designated as a capital gain dividend. The amount withheld is creditable against the non-U.S. shareholder's FIRPTA tax liability.

     Gain recognized by a non-U.S. shareholder upon a sale of shares generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. We do not qualify as a "domestically controlled REIT," a non-U.S. shareholder's sale of securities generally still will not be subject to U.S. tax under FIRPTA as a sale of a U.S. real property interest, provided that, (i) the securities are "regularly traded" (as defined by the applicable Treasury regulations) on an established securities market, and (ii) the selling non-U.S. shareholder held 5% or less of our outstanding securities at all times during a specified testing period. We believe the shares would be considered to be "regularly traded" for this purpose, and we have no actual knowledge of any non-U.S. shareholder that holds in excess of 5% of our stock.

     If the gain on the sale of the shares were to be subject to tax under FIRPTA, the non-U.S. shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals), and the purchaser of the shares would be required to withhold and remit to the IRS 10% of the purchase price.

     Backup Withholding Tax and Information Reporting. Backup withholding tax (which generally is a withholding tax imposed at the rate of 31% on certain payments to persons that fail to furnish certain information under the United States information reporting requirements) and information reporting will generally not apply to distributions paid to non-U.S. Shareholders outside the United States that are treated as (i) dividends subject to the 30% (or lower treaty rate) withholding tax discussed above, (ii) capital gains dividends or
(iii) distributions attributable to gain from our sale or exchange of U.S. real property interests.

     As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of shares by or through a foreign office of a foreign broker. Information reporting (but not backup withholding) will apply, however, to a payment of the proceeds of a sale of shares by a foreign office of a broker that (a) is a U.S. Person, (b) derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (c) is a "controlled foreign corporation" (generally, a foreign corporation controlled by United States shareholders) for United States tax purposes, unless the broker has documentary evidence in its records that the holder is a non-U.S. shareholder and certain other conditions are met, or the shareholder otherwise establishes an exemption. Payment to or through a United States office of a broker of the proceeds of a sale of shares is subject to both backup withholding and information reporting unless the shareholder certifies under penalty of perjury that the shareholder is a non-U.S. shareholder, or otherwise establishes an exemption. A non-U.S. shareholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

     The United States Treasury has recently finalized regulations regarding the withholding and information reporting rules. In general, these regulations do not alter the substantive withholding and information reporting requirements but unify certification procedures and forms and clarify and modify reliance standards. These regulations generally will be effective for payments made after December 31, 2000, subject to certain transition rules. A non-U.S. shareholder should consult its own advisor regarding the effect of the new Treasury Regulations.

                             PLAN OF DISTRIBUTION

     The selling shareholder may from time to time, in one or more transactions, sell all or a portion of the offered shares on the New York Stock Exchange, in the over-the-counter market, on any other national securities exchange on which the common shares are listed or traded, in negotiated transactions, in underwritten transactions, pursuant to Rule 144 under the Securities Act of 1933 or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. The offering price of the offered shares from time to time will be determined by the selling shareholder and, at the time of the determination, may be higher or lower than the market price of the common shares on the New York Stock Exchange. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or from purchasers of offered shares for whom they may act as agents, and underwriters may sell offered shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Under agreements that may be entered into by us, underwriters, dealers and agents who participate in the distribution of offered shares may be entitled to indemnification by us against specific liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The offered shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which the offered shares may be sold include:

o a block trade in which the broker-dealer so engaged will attempt to sell the offered shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus;

o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

o an exchange distribution in accordance with the rules of the New York Stock Exchange;

o    privately negotiated transactions; and

o    underwritten transactions.

     The selling shareholder and any underwriters, dealers or agents participating in the distribution of the offered shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any profit on the sale of the offered shares by the selling shareholder and any commissions received by any such broker-dealers may be deemed to be underwriting commissions under the Securities Act of 1933.

     When the selling shareholder elects to make a particular offer of offered shares, a prospectus supplement, if required, will be distributed which will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such selling shareholder and any other required information.

     In order to comply with state securities laws, if applicable, the offered shares may be sold only through registered or licensed brokers or dealers. In addition, in specific states, the offered shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

     We have agreed to pay all costs and expenses incurred in connection with the registration under the Securities Act of 1933 of the offered shares, including, without limitation, all registration and filing fees, printing expenses and fees and disbursements of counsel and accountants for us. The selling shareholder will pay any brokerage fees and commissions, fees and disbursements of legal counsel for the selling shareholder and stock transfer and other taxes attributable to the sale of the offered shares. We also have agreed to indemnify the selling shareholder and its officers, directors and trustees and each person who controls, within the meaning of the Securities Act of 1933, the selling shareholder against specified losses, claims, damages, liabilities and expenses arising under the securities laws in connection with this offering. The selling shareholder has agreed to indemnify us, our officers and trustees and each person who controls, within the meaning of the Securities Act of 1933, us, against any losses, claims, damages, liabilities and expenses arising under the securities laws in connection with this offering with respect to written information furnished to us by the selling shareholder.

                                 LEGAL MATTERS

     The validity of the issuance of the securities offered hereby and certain legal matters described under "Material Federal Income Tax Considerations" will be passed upon for us by Brown & Wood LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of LaSalle Hotel Properties as of December 31, 1999 and 1998 and for the year ended December 31, 1999 and for the period from April 29, 1998 (inception) through December 31, 1998 and the financial statements of LaSalle Hotel Lessee, Inc. as of December 31, 1999 and 1998 and for the year ended December 31, 1999 and for the period from April 29, 1998 (inception) through December 31, 1998 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the Securities and Exchange Commission's public reference rooms located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to the public from commercial document retrieval services and at the web site maintained by the Securities and Exchange Commission at "http://www.sec.gov."

     We have filed a Registration Statement on Form S-3, of which this prospectus is a part, to register the securities with the Securities and Exchange Commission. As allowed by Securities and Exchange Commission rules, this Prospectus does not contain all the information you can find in the Registration Statement or the exhibits to the Registration Statement.

     The Securities and Exchange Commission allows us to "incorporate by reference" information into this Prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this Prospectus, except for any information superseded by information in this Prospectus. This Prospectus incorporates by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission. These documents contain important information about us, our business and our finances.

Document                                            Period
--------                                            ------

Annual Report on Form 10-K
 (File No. 1-14045).....................  Year ended December 31, 1999
Quarterly Reports on Form 10-Q
 (File No. 1-14045).....................  Quarter ended March 31, 2000
                                          Quarter ended June 30, 2000
                                          Quarter ended September 30, 2000


                                               Dated               Filed
                                               -----               -----
Current Reports on Form 8-K
 (File No. 1-14045).....................  January 24, 2000   January 25, 2000
                                          January 25, 2000   January 25, 2000
                                          April 24, 2000     April 25, 2000
                                          July 31, 2000      August 1, 2000
                                          October 30, 2000   November 1, 2000
                                          November 14, 2000  November 15, 2000

     Any documents which we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") after the date of this prospectus but before the end of any offering of securities made under this prospectus will also be considered to be incorporated by reference.

     If you request, either orally or in writing, we will provide you with a copy of any or all documents which are incorporated by reference. Such documents will be provided to you free of charge, but will not contain any exhibits, unless those exhibits are incorporated by reference into the document. Written requests should be addressed to LaSalle Hotel Properties, 4800 Montgomery Lane, Suite M25, Bethesda, Maryland 20814, Attn: Raymond D. Martz, Director of Finance. Oral requests should be made to Mr. Martz at (301) 941-1516.


=============================================================================










                                300,000 SHARES

                           LASALLE HOTEL PROPERTIES

                         SHARES OF BENEFICIAL INTEREST



                                --------------
                                  PROSPECTUS
                                --------------



                               December __, 2000

==============================================================================


                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution


     The following sets forth the estimated expenses in connection with the issuance and distribution of the Registrant's securities being registered hereby, other than underwriting discounts and commissions, all of which will be borne by the Registrant:

     Securities and Exchange Commission registration fee.....   $        1,169
     Printing and engraving expenses.........................           10,000
     Legal fees and expenses.................................           10,000
     Accounting fees and expenses............................            4,500
     Blue Sky fees and expenses..............................                0
     Miscellaneous...........................................            3,500
                                                                 -------------
     Total                                                      $       29,169
                                                                 =============

Item 15.  Indemnification of Trustees and Officers.

     The Company's officers and trustees are and will be indemnified under Maryland and Delaware law, the declaration of trust and Bylaws of the Company and the partnership agreement of the Operating Partnership against certain liabilities. The declaration of trust of the Company requires it to indemnify its trustees and officers to the fullest extent permitted from time to time under Maryland law.

     The declaration of trust of the Company authorizes it, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former trustee or officer or (b) any individual who, while a trustee of the Company and at the request of the Company, serves or has served as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her status as a present or former trustee or officer of the Company. The Bylaws of the Company obligate it, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former trustee or officer who is made party to the proceeding by reason of his service in that capacity or (b) any individual who, while a trustee or officer of the Company and at the request of the Company, serves or has served another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a trustee, director, officer or partner of such real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity, against any claim or liability to which he may become subject by reason of such status.

     The declaration of trust and Bylaws also permit the Company to indemnify and advance expenses to any person who served as a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company. The Bylaws require the Company to indemnify a trustee or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity.

     The Maryland REIT Law permits a Maryland real estate investment trust to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as permitted by Maryland Law for directors and officers of Maryland corporations. Maryland Law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or
(ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland Law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In accordance with Maryland Law, the Bylaws of the Company require it, as a condition to advance expenses, to obtain (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the Company as authorized by the Bylaws and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by the Company if it shall ultimately be determined that the standard of conduct was not met.

     The Company has entered into indemnification agreements with each of its trustees and officers. The indemnification agreements require, among other things, that the Company indemnify its trustees and officers to the fullest extent permitted by law and advance to its trustees and executive officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees or officers pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 16.  Exhibits.

  4.1  --  Articles of Incorporation(1)
  4.2  --  By-Laws(1)
  4.3  --  Form of Common Share Certificate(1)
    5  --  Opinion of Brown & Wood LLP as to the legality of the Securities
    8  --  Opinion of Brown & Wood LLP as to tax matters
 23.1  --  Consent of Brown & Wood LLP (included in Exhibits 5 and 8)
 23.2  --  Consent of KPMG LLP
   24 -- Power of attorney (included on signature page of this registration statement)

---------------
(1) Previously filed as an exhibit to Registration Statement on Form S-11 (No. 333-45647) and incorporated herein by reference.


Item 17. Undertakings.

     (a)  The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement;

          (A) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (B) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (C) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

     Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, partners and controlling persons of a Registrant pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a Registrant of expenses incurred or paid by a director, officer, partner or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, partner or controlling person in connection with the securities being registered, the applicable Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (d) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933 the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.



                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, LaSalle Hotel Properties certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Bethesda, Maryland, on December 4, 2000.

                                  LASALLE HOTEL PROPERTIES




                                  By:      /S/  HANS S. WEGER
                                      -----------------------------------
                                           Hans S. Weger
                                           Chief Financial Officer

     KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and trustees of LaSalle Hotel Properties hereby severally constitute Jon E. Bortz and Hans S. Weger, and each of them singly, our true and lawful attorneys with full power to them, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement filed herewith and any and all amendments to said Registration Statement, and generally to do all such things in our names and in our capacities as officers and trustees to enable LaSalle Hotel Properties to comply with the provisions of the Securities Act of 1933, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



           Signature                         Title                                  Date
           ---------                         -----                                  ----

     /s/ STUART L. SCOTT         Chairman of the Board of Trustees            December 4, 2000
    --------------------
         Stuart L. Scott

    /s/ JON E. BORTZ             President, Chief Executive Officer           December 4, 2000
    -----------------            and Trustee
        Jon E. Bortz

 /s/ DARRYL HARTLEY-LEONARD                 Trustee                           December 4, 2000
 ---------------------------
     Darryl Hartley-Leonard

    /s/ GEORGE F. LITTLE, II                Trustee                           December 4, 2000
    -------------------------
        George F. Little, II

    /s/ WILLIAM S. MCCALMONT                Trustee                           December 4, 2000
    -------------------------
        William S. McCalmont

     /s/ DONALD S. PERKINS                  Trustee                           December 4, 2000
     ----------------------
         Donald S. Perkins

                                            Trustee
    -----------------------
        Donald A. Washburn




                                 Exhibit Index

  Exhibits                                            Description
  --------                                            -----------

      5    --    Opinion of Brown & Wood LLP as to the legality
                 of the Securities
      8    --    Opinion of Brown & Wood LLP as to tax matters
   23.1    --    Consent of Brown & Wood LLP (included in Exhibits 5 and 8)
   23.2    --    Consent of KPMG LLP
     24    --    Power of attorney (included on signature page of
                 this Registration Statement)

                                                                     Exhibit 5


                               BROWN & WOOD LLP
                            One World Trade Center
                         New York, New York 10048-0557
                           Telephone: (212) 839-5300
                           Facsimile: (212) 839-5599






                                                           December 8, 2000


LaSalle Hotel Properties
4800 Montgomery Lane, Suite M25
Bethesda, MD 20814


Ladies and Gentlemen:

     This opinion is furnished in connection with the registration statement on Form S-3 (the "Registration Statement"), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the offering from time to time by LaSalle Hotel Co-Investment, Inc. of up to 300,000 common shares of beneficial interest, $.01 par value per share (the "Common Shares"), of LaSalle Hotel Properties, a Maryland real estate investment trust (the "Company").

     In connection with rendering this opinion, we have examined the Declaration of Trust and the Bylaws of the Company, such records of the proceedings of the Company as we deemed appropriate; the Registration Statement, and such other certificates, receipts, records and documents as we considered necessary for the purposes of this opinion.

     Based upon the foregoing, we are of the opinion that the Common Shares are validly issued, fully paid and nonassessable.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the reference to our firm under the caption "Legal Matters" in the Prospectus.



                                                      Very truly yours,

                                                      /s/ Brown & Wood LLP

                                                                     Exhibit 8

                               BROWN & WOOD LLP
                               1666 K STREET, NW
                           WASHINGTON, DC 20006-1208
                           Telephone: (202) 533-1300
                           Facsimile: (202) 533-1399








                                                            December 8, 2000


LaSalle Hotel Properties
4800 Montgomery Lane, Suite M25
Bethesda, Maryland  20814


Ladies and Gentlemen:

     You have requested our opinion concerning certain of the federal income tax matters with respect to LaSalle Hotel Properties, a Maryland real estate investment trust (the "Trust"), in connection with the registration statement on Form S-3 (the "Registration Statement") filed by the Trust with the Securities and Exchange Commission (the "SEC") on December 8, 2000.

     This opinion is based, in part, upon various assumptions and factual representations set forth in the Registration Statement, in registration statements on Forms S-11 and S-3 previously filed by the Trust with the SEC and in a letter delivered to us by the Trust today. This opinion is also based upon the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations promulgated thereunder and existing administrative and judicial interpretations thereof, all as they exist at the date of this letter. All of the foregoing statutes, regulations and interpretations are subject to change, in some circumstances with retroactive effect. Any changes to the foregoing authorities might result in modifications of our opinions contained herein.

     Based on the foregoing, we are of the opinion that, commencing with the Trust's taxable year ended December 31, 1998, the Trust has been and will continue to be organized in conformity with the requirements for qualification and taxation as a real estate investment trust (a "REIT") under the Code and its method of operating has enabled the Trust, and its proposed method of operation going forward will enable the Trust, to meet the requirements for qualification and taxation as a REIT.

     We express no opinion with respect to the transactions described herein and in the Registration Statement other than those expressly set forth herein. Furthermore, the Trust's qualification as a REIT will depend on the Trust's meeting, in its actual operations, the applicable asset composition, source of income, shareholder diversification, distribution and other requirements of the Code and Treasury Regulations necessary for a trust to qualify as a REIT. We will not review these operations and no assurance can be given that the actual operations of the Trust and its affiliates will meet these requirements or the representations made to us with respect thereto.

     This opinion is furnished to you for your use in connection with the Registration Statement. We hereby consent to the filing of this opinion as
Exhibit 8 to the Registration Statement and to the use of our name in connection with the material discussed therein under the caption "Material Federal Income Tax Considerations."


                                      Very truly yours,


                                      /s/ Brown & Wood LLP

                                                                  Exhibit 23.2








The Board of Trustees LaSalle Hotel Properties:

We consent to incorporation by reference in the Registration Statement on Form S-3 of LaSalle Hotel Properties of our report dated January 21, 2000 relating to the consolidated balance sheets of LaSalle Hotel Properties as of December 31, 1999 and 1998, and the related consolidated statements of operations, shareholders' equity, and cash flows for the year ended December 31, 1999 and for the period from April 29, 1998 (inception) through December 31, 1998 and the related financial statement schedule and our report dated March 1, 2000 relating to the balance sheets of LaSalle Hotel Lessee, Inc. as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 1999 and for the period from April 29, 1998 (inception) through December 31, 1998, which reports appear in the December 31, 1999 annual report on Form 10-K of LaSalle Hotel Properties and to the reference to our firm under the heading "Experts" in the prospectus.

                                           /s/ KPMG LLP

Chicago, Illinois
December 8, 2000